Oncolytics Biotech® Partner Adlai Nortye Advances to the Second Dose Escalation Cohort of the Chinese Bridging Trial Evaluating Pelareorep-Paclitaxel Combination Treatment in Breast Cancer

Enrollment in the first dose escalation is complete with no safety issues reported to date

Trial is designed to accelerate pelareorep’s development in Asian territories such as China, the world’s second-largest pharmaceutical market

SAN DIEGO, CA and CALGARY, AB, January 27, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced that its partner Adlai Nortye has advanced to the second of three dose escalation cohorts in the bridging clinical trial evaluating the safety, tolerability, and preliminary efficacy of pelareorep-paclitaxel combination therapy in Chinese patients with advanced or metastatic breast cancer. Dosing in the trial’s first dose escalation cohort is complete and no safety issues have been reported. The second dose escalation cohort is the equivalent dose that was administered in the IND-213 study, which reported a near doubling of survival in HR+/HER2- metastatic breast cancer patients.

“Initiation of the bridging trial’s second dose escalation cohort is an important advancement that reflects the positive safety findings observed in the trial to date,” said Andrew de Guttadauro, President of Oncolytics Biotech U.S. and Global Head of Business Development. “Completion of the bridging trial will allow future Chinese regulatory submissions that will include previously reported clinical data demonstrating pelareorep’s potential to substantially benefit metastatic breast cancer patients. This may accelerate pelareorep’s development in rapidly growing pharmaceutical markets such as China, which is the second largest in the world after the United States. Looking ahead, we will continue to collaborate closely with Adlai Nortye to advance pelareorep towards registration in these jurisdictions and maximize its potential therapeutic impact.”

The bridging clinical trial is designed to satisfy Chinese regulatory requirements and thereby accelerate pelareorep’s development in territories that include China, Hong Kong, and Macau. Results from the trial are expected to allow Adlai Nortye to include data from Oncolytics' randomized North American metastatic breast cancer trials in future submissions to regulators in China and its territories.

The first of Oncolytics' randomized North American trials, IND-213, showed a statistically significant near doubling of overall survival in patients treated with pelareorep and paclitaxel compared to those treated with paclitaxel alone. Oncolytics' second randomized North American trial, BRACELET-1, is ongoing and evaluates pelareorep-paclitaxel combination therapy both with and without a checkpoint inhibitor. Oncolytics expects to complete enrollment in BRACELET-1 later this quarter and to report top-line data from the trial in Q4. Oncolytics believes completion of BRACELET-1 represents the last major clinical step on pelareorep’s path to a registrational study in metastatic breast cancer in the United States.

About Breast Cancer
Breast cancer is the most common cancer in women worldwide, with over two million new cases diagnosed in 2018, representing about 25 percent of all cancers in women. It is the second leading cause of death from cancer in women in America, with an estimated 42,000 deaths in the U.S. in 20201. In China, breast cancer is now estimated to be the largest subtype of cancer among women, with over 416,000 cases and over 117,000 deaths in 20202.

Breast cancer starts when cells in the breast begin to grow out of control. These cells usually form a tumor that can often be seen on an x-ray or felt as a lump. The malignant tumor (cancer) gets worse when the cells grow into (invade) surrounding tissues or spread (metastasize) to distant areas of the body.

About Adlai Nortye
Adlai Nortye is a global clinical-stage biopharmaceutical company focused on innovative oncology drugs, with its R&D and global clinical operation centers in both China and the United States. With a strategic emphasis on oncology, the Company has built a global pipeline through collaborations and internal discovery with more than 10 drug candidates in development. Currently, four of them are being investigated in multiple clinical trials, including the FDA Fast-Track designated Buparlisib (AN2025) in a global phase III clinical trial; the FDA Fast-Track designated intravenously administered oncolytic virus pelareorep (AN1004) to have completed a phase II clinical trial; an oral EP4 antagonist (AN0025, Palupiprant) has completed Phase 1b trial in a neoadjuvant setting in locally advanced rectal cancer and is undergoing Phase 1b trial in combination with Keytruda® in patients with multiple solid tumors; an oral small molecule PD-L1 drug (AN4005) currently in Phase 1 trial that was shown to functionally overcome the inhibition derived from PD-1/L1 interaction in reporter- and human PBMC (hPBMC)-based cellular assays. In addition, the Company also completed the first patient dosing for its Phase I clinical trial in collaboration with Roche to evaluate the triple combination of AN2025, AN0025 and atezolizumab (PD-L1 inhibitor) for a variety of PIK3CA mutant solid tumors in September 2021 in the U.S.

The Company has assembled a world-class management team, built its unique immuno-oncology platforms and partnered with multiple top pharmaceutical companies to promote innovation. Adlai Nortye is committed to becoming an innovative biopharmaceutical company with global vision and strives to benefit patients worldwide. The ultimate goal of the Company is to transform cancer into manageable conditions. For more information, please visit: www.adlainortye.com.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

References
1."Breast Cancer Statistics and Resources." Breast Cancer Research Foundation. https://www.bcrf.org/breast-cancer-statistics-and-resources
2. Cao, Wei, et al; Changing profiles of cancer burden worldwide and in China: a secondary analysis of the global cancer statistics 2020, Chinese Medical Journal: April 5, 2021 - Volume 134 - Issue 7 - p 783-791. doi:10.1097/CM9.0000000000001474;
https://journals.lww.com/cmj/Fulltext/2021/04050/Changing_profiles_of_cancer_burden_worldwide_and.5.aspx

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics' expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; pelareorep’s potential to substantially benefit metastatic breast cancer patients; the potential acceleration of pelareorep’s development in rapidly growing pharmaceutical markets such as China; Oncolytics’ plans to continue to collaborate closely with Adlai Nortye to advance pelareorep towards registration in certain jurisdictions and maximize its potential therapeutic impact; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com